EXHIBIT 21

Subsidiaries of the Registrant

Name	State of Incorporation

National Care Resources (inactive)	New York
National Care Resources (inactive)	Colorado
National Care Resources (inactive)	Texas
TherAmerica Inc. (inactive)	Colorado
Cymedix Lynx Corporation	Colorado
JJ Care Resources, Inc. (inactive)	New York
HealthRamp, Inc.	Delaware
LifeRamp Family Financial, Inc.	Utah